603 Page 1 of 2 15 July 2001 Form 603 Corporations Act 2001 Section 671B Notice of initial substantial holder To Company Name/Scheme JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY ACN/ARSN 097 829 895 1. Details of substantial holder (1) Name Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A ACN/ARSN (if applicable) 100 325 184 The holder became a substantial holder on 27/01/2021 2. Details of voting power The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows: Class of securities (4) Number of securities Person's votes (5) Voting power (6) ORDINARY FULLY PAID 22,300,358 22,300,358 5.02% 3. Details of relevant interests The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows: Holder of relevant interest Nature of relevant interest (7) Class and number of securities REFER TO ANNEXURE A PART 1 AND PART 2 4. Details of present registered holders The persons registered as holders of the securities referred to in paragraph 3 above are as follows: Holder of relevant interest Registered holder of securities Person entitled to be registered as holder (8) Class and number of securities REFER TO ANNEXURE B 5. Consideration The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows: Holder of relevant interest Date of acquisition Consideration (9) Class and number of securities Cash Non-cash REFER TO ANNEXURE C Exhibit 99.1

603 Page 2 of 2 15 July 2001 6. Associates The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association REFER TO ANNEXURE D 7. Addresses The addresses of persons named in this form are as follows: Name Address REFER TO ANNEXURE E Signature print name CALVIN KWOK capacity COMPANY SECRETARY sign here date 01/02/2021 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form. (2) See the definition of "associate" in section 9 of the Corporations Act 2001. (3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in. (6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown". (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

James Hardie Industries PLC

Annexure A - Part 1

Holder of relevant interest	Nature of relevant interest	Number of securities	Class of securities
Pinnacle Investment Management Group Limited Pinnacle Investment Management Limited Ariano Pty Limited (ACN 605 250 799) Next Financial Limited (ACN 081 722 894) Next Financial Nominees Pty Ltd (ACN 093 252 576) Next Financial Nominees No. 2 Pty Ltd (ACN 132 819 115) Investment Solutions Client Services Pty Ltd (ACN 117 898 334) Priority Funds Management Pty Ltd (ACN 120 826 575) Priority Investment Management Pty Ltd (ACN 116 943 456 PNI Option Plan Managers Pty Ltd (ACN 125 030 766) Pinnacle RE Services Limited (ACN 130 508 379) Pinnacle Services Administration Pty Ltd (ACN 126 175 148) Pinnacle Investment Management (UK) Limited (Company Number 11026111) POSH Nominees Pty Limited (ACN 620 094 251)	Relevant interest by virtue of section 608(3) of the Corporations Act as it or its associates holds directly or indirectly above 20% voting power in one or more affiliated investment managers (see Annexure A – Part 2) and Pinnacle Fund Services Limited, who each in turn hold relevant interests in the securities the subject of this notice.	22,300,358	Ordinary fully paid
Pinnacle Fund Services Limited (ACN 082 494 362)	Relevant interest held through the power to control voting and/or disposal of securities in its capacity as responsible entity or trustee of registered or unregistered schemes and/or relevant interest by virtue of section 608(3) of the Corporations Act as it or its associates holds directly or indirectly above 20% voting power in one or more affiliated investment managers (see Annexure A – Part 2) who each in turn hold relevant interests in the securities the subject of this notice.	22,300,358	Ordinary fully paid

This is Annexure "A - Part 1" as mentioned in form 603 Notice of initial substantial holder

Calvin Kwok
Company Secretary
Date: 01/02/2021

James Hardie Industries PLC Annexure A - Part 2 Affiliated Investment Managers in which Pinnacle has over 20% voting power Antipodes Partners Limited (ACN 602 042 035) Hyperion Asset Management Limited (ACN 080 135 897) Metrics Credit Partners Pty Limited (ACN 150 646 996) Palisade Investment Partners Limited (ACN 124 326 361) Plato Investment Management Limited (ACN 120 730 136) Resolution Capital Limited (ACN 108 584 167) Solaris Investment Management Limited (ACN 128 512 621) Two Trees Investment Management Pty Limited (ACN 616 424 170) Riparian Capital Partners Pty Ltd (ACN 630 179 752) This is Annexure "A - Part 2" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 01/02/2021

James Hardie Industries PLC Annexure B Holder of relevant interest Registered holder of securities Person entitled to be registered as holder Number of securities Class of securities Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Bank of New York Bank of New York 166,051 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) BNP Paribas Securities Services BNP Paribas Securities Services 3,072,768 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Citibank Citibank 1,058,615 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) HSBC HSBC 856,874 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) JP Morgan Chase Bank JP Morgan Chase Bank 3,990,134 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) NAB Custodial Services NAB Custodial Services 1,843,295 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) Northern Trust Northern Trust 1,640,739 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) RBC Investor Services Trust RBC Investor Services Trust 6,105,784 Ordinary fully paid Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A) State Street State Street 3,566,098 Ordinary fully paid This is Annexure "B" of 1 page as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 01/02/2021

James Hardie Industries PLC

Annexure C

Holder of relevant interest	Trade Date	Consideration		Number of securities	Class of Securities
		Cash	Non-cash		
Pinnacle Investment Management Group Limited (and its subsidiaries listed in Annexure A)	6/10/2020	$ 361,542.18	$ 361,542.18	10,634	ORDINARY FULLY PAID
As above	6/10/2020	$ 284,059.14	$ 284,059.14	8,355	ORDINARY FULLY PAID
As above	6/10/2020	$ 1,077,456.92	$ 1,077,456.92	31,671	ORDINARY FULLY PAID
As above	6/10/2020	$ 846,561.15	$ 846,561.15	24,884	ORDINARY FULLY PAID
As above	6/10/2020	$ 2,450.88	$ 2,450.88	72	ORDINARY FULLY PAID
As above	6/10/2020	$ 1,940.28	$ 1,940.28	57	ORDINARY FULLY PAID
As above	6/10/2020	$ 29,954.14	$ 29,954.14	880	ORDINARY FULLY PAID
As above	6/10/2020	$ 23,520.81	$ 23,520.81	691	ORDINARY FULLY PAID
As above	7/10/2020	$ 118,943.02	$ 118,943.02	3,464	ORDINARY FULLY PAID
As above	7/10/2020	$ 93,465.04	$ 93,465.04	2,722	ORDINARY FULLY PAID
As above	7/10/2020	$ 909,996.16	$ 909,996.16	26,392	ORDINARY FULLY PAID
As above	7/10/2020	$ 715,011.76	$ 715,011.76	20,737	ORDINARY FULLY PAID
As above	7/10/2020	$ 3,235.23	$ 3,235.23	94	ORDINARY FULLY PAID
As above	7/10/2020	$ 2,546.88	$ 2,546.88	74	ORDINARY FULLY PAID
As above	7/10/2020	$ 1,688.54	$ 1,688.54	49	ORDINARY FULLY PAID
As above	7/10/2020	$ 1,309.48	$ 1,309.48	38	ORDINARY FULLY PAID
As above	8/10/2020	$ 133,684.60	$ 133,684.60	3,818	ORDINARY FULLY PAID
As above	8/10/2020	$ 105,007.89	$ 105,007.89	2,999	ORDINARY FULLY PAID
As above	8/10/2020	-$ 106,537.13	-$ 106,537.13	- 3,018	ORDINARY FULLY PAID
As above	13/10/2020	$ 579,864.02	$ 579,864.02	16,329	ORDINARY FULLY PAID
As above	13/10/2020	$ 313,049.16	$ 313,049.16	8,797	ORDINARY FULLY PAID
As above	13/10/2020	$ 246,005.33	$ 246,005.33	6,913	ORDINARY FULLY PAID
As above	13/10/2020	$ 455,609.98	$ 455,609.98	12,830	ORDINARY FULLY PAID
As above	14/10/2020	-$ 23,780.61	-$ 23,780.61	- 665	ORDINARY FULLY PAID
As above	16/10/2020	-$ 32,020.14	-$ 32,020.14	- 886	ORDINARY FULLY PAID
As above	19/10/2020	-$ 67,425.17	-$ 67,425.17	- 1,865	ORDINARY FULLY PAID
As above	22/10/2020	$ 806,228.17	$ 806,228.17	22,042	ORDINARY FULLY PAID
As above	28/10/2020	-$ 2,524,619.66	-$ 2,524,619.66	- 72,149	ORDINARY FULLY PAID
As above	17/11/2020	-$ 111,632.76	-$ 111,632.76	- 2,841	ORDINARY FULLY PAID
As above	17/11/2020	$ 22,731.38	$ 22,731.38	576	ORDINARY FULLY PAID
As above	18/11/2020	$ 52,463.75	$ 52,463.75	1,317	ORDINARY FULLY PAID
As above	20/11/2020	$ 165,222.50	$ 165,222.50	4,222	ORDINARY FULLY PAID
As above	20/11/2020	-$ 165,186.16	-$ 165,186.16	- 4,222	ORDINARY FULLY PAID
As above	25/11/2020	-$ 2,721,822.48	-$ 2,721,822.48	- 68,662	ORDINARY FULLY PAID
As above	30/11/2020	-$ 71,378.43	-$ 71,378.43	- 1,815	ORDINARY FULLY PAID
As above	9/12/2020	-$ 71,409.31	-$ 71,409.31	- 1,930	ORDINARY FULLY PAID
As above	10/12/2020	-$ 208,594.88	-$ 208,594.88	- 5,673	ORDINARY FULLY PAID
As above	14/12/2020	-$ 49,398.00	-$ 49,398.00	- 1,324	ORDINARY FULLY PAID
As above	17/12/2020	$ 1,115,575.00	$ 1,115,575.00	28,519	ORDINARY FULLY PAID
As above	29/12/2020	$ 15,430.98	$ 15,430.98	398	ORDINARY FULLY PAID
As above	4/01/2021	$ 6,860.75	$ 6,860.75	177	ORDINARY FULLY PAID
As above	4/01/2021	$ 178,883.43	$ 178,883.43	4,615	ORDINARY FULLY PAID
As above	12/01/2021	-$ 9,977.43	-$ 9,977.43	- 276	ORDINARY FULLY PAID
As above	12/01/2021	$ 373,117.77	$ 373,117.77	9,349	ORDINARY FULLY PAID
As above	12/01/2021	$ 132,295.80	$ 132,295.80	3,315	ORDINARY FULLY PAID
As above	12/01/2021	$ 283,563.57	$ 283,563.57	38,748	ORDINARY FULLY PAID
As above	12/01/2021	$ 100,562.98	$ 100,562.98	13,740	ORDINARY FULLY PAID
As above	12/01/2021	$ 6,040.39	$ 6,040.39	7,257	ORDINARY FULLY PAID
As above	12/01/2021	$ 2,134.03	$ 2,134.03	2,573	ORDINARY FULLY PAID
As above	13/01/2021	$ 344,419.03	$ 344,419.03	525	ORDINARY FULLY PAID
As above	13/01/2021	$ 122,125.26	$ 122,125.26	186	ORDINARY FULLY PAID
As above	13/01/2021	$ 1,430,382.42	$ 1,430,382.42	2,243	ORDINARY FULLY PAID

As above	13/01/2021	$	507,212.10	$	507,212.10	795	ORDINARY FULLY PAID
As above	13/01/2021	$	267,420.45	$	267,420.45	2,274	ORDINARY FULLY PAID
As above	13/01/2021	$	94,815.05	$	94,815.05	806	ORDINARY FULLY PAID
As above	14/01/2021	$	19,403.16	$	19,403.16	4,793	ORDINARY FULLY PAID
As above	14/01/2021	$	6,874.26	$	6,874.26	1,700	ORDINARY FULLY PAID
As above	14/01/2021	$	83,470.10	$	83,470.10	1,173	ORDINARY FULLY PAID
As above	14/01/2021	$	29,584.81	$	29,584.81	416	ORDINARY FULLY PAID
As above	14/01/2021	$	84,136.41	$	84,136.41	- 3,740	ORDINARY FULLY PAID
As above	14/01/2021	$	29,821.44	$	29,821.44	10,266	ORDINARY FULLY PAID
As above	15/01/2021	$	177,918.08	$	177,918.08	3,640	ORDINARY FULLY PAID
As above	15/01/2021	$	63,104.68	$	63,104.68	7,791	ORDINARY FULLY PAID
As above	18/01/2021	$	43,492.26	$	43,492.26	2,763	ORDINARY FULLY PAID
As above	18/01/2021	$	15,424.36	$	15,424.36	167	ORDINARY FULLY PAID

This is Annexure "C" as mentioned in form 603 Notice of initial substantial holder

Calvin Kwok
Company Secretary
Date: 01/02/2021

James Hardie Industries PLC Annexure D Name ACN Nature of Association Pinnacle Investment Management Group Limited 100 325 184 Related body corporate of each other entity listed in Annexure D. Pinnacle Investment Management Limited 109 659 109 Related body corporate of each other entity listed in Annexure D. Pinnacle Fund Services Limited 082 494 362 Related body corporate of each other entity listed in Annexure D. Ariano Pty Limited 605 250 799 Related body corporate of each other entity listed in Annexure D. Next Financial Limited 081 722 894 Related body corporate of each other entity listed in Annexure D. Next Financial Nominees Pty Ltd 093 252 576 Related body corporate of each other entity listed in Annexure D. Next Financial Nominees No. 2 Pty Ltd 132 819 115 Related body corporate of each other entity listed in Annexure D. Investment Solutions Client Services Pty Ltd 117 898 334 Related body corporate of each other entity listed in Annexure D. Priority Funds Management Pty Ltd 120 826 575 Related body corporate of each other entity listed in Annexure D. Priority Investment Management Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure D. PNI Option Plan Managers Pty Ltd 116 943 456 Related body corporate of each other entity listed in Annexure D. Pinnacle RE Services Limited 130 508 379 Related body corporate of each other entity listed in Annexure D. Pinnacle Services Administration Pty Ltd 126 175 148 Related body corporate of each other entity listed in Annexure D. Pinnacle Investment Management (UK) Limited Company Number 11026111 Related body corporate of each other entity listed in Annexure D. POSH Nominees Pty Limited 620 094 251 Related body corporate of each other entity listed in Annexure D. This is Annexure "D" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 01/02/2021

James Hardie Industries PLC Annexure E Name Address Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Group Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Fund Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Ariano Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Next Financial Nominees No. 2 Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Investment Solutions Client Services Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Funds Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Priority Investment Management Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia PNI Option Plan Managers Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Investment Management (UK) Limited 7th Floor, Dashwood House, 69 Old Broad Street, London EC2M 1QS, United Kingdom Pinnacle RE Services Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia Pinnacle Services Administration Pty Ltd Level 19, 307 Queen St, Brisbane QLD 4000, Australia POSH Nominees Pty Limited Level 19, 307 Queen St, Brisbane QLD 4000, Australia This is Annexure "E" as mentioned in form 603 Notice of initial substantial holder Calvin Kwok Company Secretary Date: 01/02/2021